UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

DIGITAL VIDEO SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25387R407

(CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Glenbrook Capital, L.P. ("GBLP") EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
		(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
	Nevada

		5.	Sole Voting Power
			1,622,084(1)
Number of Shares Beneficially Owned By Each Reporting Person With		6.	Shared Voting Power
			0
		7.	Sole Dispositive Power
			1,622,084(1)
		8.	Shared Dispositive Power
			0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,622,084

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)
	12.5%

12.	Type of Reporting Person (See Instructions)
	PN

(1) Includes (i) 566,976 shares of common stock; (ii) 480,275 shares issuable upon exercise of warrants; and (iii) 574,836 shares issuable upon conversion of Series C Convertible Preferred Stock. Glenbrook Capital Management, a Nevada corporation ("GCM") is the General Partner of GBLP and as such, directs the voting and disposition of the portfolio securities.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital Management ("GCM") EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,821,766(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,821,766(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,821,766(3)	
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%(2)	
12.	Type of Reporting Person (See Instructions) CO	

(2) GCM owns directly no shares of Common Stock, but total does include 199,682 shares issuable upon exercise of warrants owned by GCM. Of these warrants, 49,682 are exercisable for units, each unit consisting of one share and one warrant to purchase one additional share. Also includes the following securities owned by Glenbrook Capital, L.P., a Nevada limited partnership ("GBLP"): (i) 566,976 shares of common stock; (ii) 480,275 shares issuable upon exercise of warrants; and (iii) 574,836 shares issuable upon conversion of Series C Convertible Preferred Stock. GCM, a corporation, is the General Partner of GBLP and as such, directs the voting and disposition of the portfolio securities.

(3) Without taking into account any securities owned by GBLP, GCM would beneficially own 199,682 shares (all of which are shares issuable upon exercise of warrants), representing 1.6% of the outstanding shares of Digital Video Systems, Inc.

Item 1(a).   Name of Issuer:

               DIGITAL VIDEO SYSTEMS, INC.

Item 1(b).   Address of Issuer's principal executive offices:

               430 Cambridge Avenue, Suite 110
               Palo Alto, CA 94306

Item 2(a).   Name of persons filing:

               GLENBROOK CAPITAL, L.P., a Nevada limited partnership
               GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation

               Glenbrook Capital Management is the General Partner of Glenbrook Capital, L.P.

Item 2(b).   Address or principal business office or, if none, residence:

               Glenbrook Capital, L.P. and Glenbrook Capital Management:
               P.O. Box 524
               Glenbrook, NV 89413

Item 2(c).   Citizenship or Place of Organization:

               Nevada as to Glenbrook Capital, L.P. and Glenbrook Capital Management

Item 2(d).   Title of class of securities:

               Common Stock

Item 2(e).   CUSIP No. . 25387R407

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

               Inapplicable

Item 4.   Ownership

        See Rows 5 through 11 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class

        Inapplicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Inapplicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Inapplicable

Item 8.   Identification and Classification of Members of the Group

        Inapplicable

Item 9.   Notice of Dissolution of the Group

        Inapplicable

Item 10. Certifications

        Inapplicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 14, 2005

        GLENBROOK CAPITAL, L.P.

        By: /s/ Robert W. Lishman
            Robert W. Lishman, President
            of Glenbrook Capital Management
            General Partner

        GLENBROOK CAPITAL MANAGEMENT

        By: /s/ Robert W. Lishman
            Robert W. Lishman, President